[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 18, 2025

U.S. Securities and Exchange Commission

100 F Street NE

Washington DC 20549

Attn: Eileen Smiley

RE:	Preliminary Proxy Statements, filed on March 10, 2025 by NXG Cushing® Midstream Energy Fund (File No. 811-22072) and NXG NextGen Infrastructure Income Fund (File No. 811-22499)

Dear Ms. Smiley:

Thank you for your telephonic comments received on March 12, 2025 regarding the preliminary proxy statement (the “Preliminary Proxy Statement”) of Cushing® Midstream Energy Fund (“SRV”) and NXG NextGen Infrastructure Income Fund (“NXG” and together with SRV, each a “Fund” and together the “Funds”), filed on March 10, 2025 pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Funds have considered your comments and have authorized us to make on their behalf the responses set forth below. Changes noted below will be reflected in the definitive proxy statement (the “Definitive Proxy Statement”) to be filed by the Funds. Capitalized terms not defined herein have the definitions set forth in each Preliminary Proxy Statement.

Comment 1:	We remind you that the Funds and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Funds acknowledge the comment.

Comment 2:	The Staff notes that all comments are universal and apply to all similar disclosures in the Preliminary Proxy Statement.

The Funds acknowledge the comment.

Comment 3:	If the Funds decline a comment, please say why in the response letter along with a detailed analysis of the reason for declining the comment.

The Funds acknowledge the comment.

Comment 4:	Please complete all open items in the Preliminary Proxy Statement for the definitive proxy statement.

The Funds confirm that all open items will be completed in the definitive proxy statement.

Comment 5:	Please do not file a definitive proxy statement until all comments are resolved, particularly the comments regarding the timing of the change of control of the Adviser and shareholder approval of the New Advisory Agreements, as the SEC Staff considers this a material issue.

The Funds acknowledge the comment.

Comment 6:	In the Questions & Answers, under the heading “Why am I being asked to vote on a new investment advisory agreement?”:

(a)	Please disclose what is the current ownership percentage of Swank Capital between Jerry Swank and NXG Cushing.

The Funds note that the current ownership of the Adviser and Swank capital are disclosed on page 13 of the preliminary proxy statement. Swank capital is solely owned by Jerry Swank. NXG Cushing is solely owned by the Management Group. The Adviser is owned by Jerry Swank, Swank Capital and NXG Cushing. As of March 15, 2025, Mr. Swank owns 82.05% of the Adviser, Swank Capital owns 1% of the Adviser and NXG Cushing owns 16.95% of the Adviser. This information was included in the Preliminary Proxy Statement as of February 28, 2025, and in the Definitive Proxy Statement will be updated to reflect the March 15, 2025 figures. In addition, in the Definitive Proxy Statement, the Funds will add this information under the heading “Why am I being asked to vote on a new investment advisory agreement?” in the Questions & Answers.

(b)	Please disclose how Jerry Swank holds an interest in the Adviser indirectly? Is he a member of NXG Cushing?

As noted above, Mr. Swank holds his indirect interest in the Adviser through Swank Capital. As of March 15, 2025, Mr. Swank owns 82.05% of the Adviser directly and owns 1% of the Adviser indirectly through Swank Capital. This information was included in the Preliminary Proxy Statement as of February 28, 2025, and in the Definitive Proxy Statement will be updated to reflect the March 15, 2025 figures. In addition, in the Definitive Proxy Statement, the Fund’s will revise the disclosure under the heading “Why am I being asked to vote on a new investment advisory agreement?” in the Questions & Answers to clarify the nature of Mr. Swank’s indirect ownership in the Adviser.

(c)	Please disclose the amount of Jerry Swank’s direct and indirect ownership of Adviser.

As noted above, Mr. Swank owns 82.05% of the Adviser directly and 1% of the Adviser indirectly through Swank Capital. This information was included in the Preliminary Proxy Statement as of February 28, 2025, and in the Definitive Proxy Statement will be updated to reflect the March 15, 2025 figures. In addition, in the Definitive Proxy Statement, the Funds will add this information under the heading “Why am I being asked to vote on a new investment advisory agreement?” in the Questions and Answers.

(d)	What is the nature of the agreement governing the Adviser Ownership Plan? Is it set forth in the Adviser Operating Agreement or is there another agreement? Have Jerry Swank, Swank Capital and NXG Cushing already entered into this agreement?

The Adviser Ownership Plan is set forth in the Adviser Operating Agreement. The Adviser Operating Agreement was entered into by Jerry Swank, Swank Capital and NXG Cushing effective as of June 6, 2024. The Funds have revised disclosure to clarify that the defined term “Adviser Ownership Plan” refers to the series of transactions contemplated by the Adviser Operating Agreement and described in the Proxy Statement, and does not refer to a separate agreement.

(e)	The Staff notes the lack of definitive timing regarding when the changes of control will occur or if multiple changes of control will occur and the amount of the quarterly distributions to be paid by the Adviser to reduce Jerry Swank’s interest in the Adviser:

(i)	Please revise the disclosure to provide a definitive time for when the change of control will occur and the New Advisory Agreements will be entered into and describe such definitive time consistently throughout the Definitive Proxy Statement.

Due to the nature of the terms of the Adviser Ownership Plan as set forth in the Adviser Operating Agreement, the Funds cannot provide a definitive time for when any Change of Control Event will occur and when the New Advisory Agreements will be entered into, as the quarterly distributions paid by the Adviser to reduce Jerry Swank’s interest in the Adviser depend on the Adviser’s assets under management and resulting revenues, which can vary.

The Funds intend to treat the acquisition by NXG Cushing of a 25% economic interest in the Adviser to be the initial Change of Control Event (as described in further detail in the response to Comment 6(e)(iv) below). The Adviser Operating Agreement requires the funds managed by the Adviser, including the Funds, to obtain approvals of new advisory agreements before the ownership interest of NXG Cushing may exceed 24.99%.

Based on current and projected assets under management and revenues, management of the Adviser presently expects that NXG Cushing would acquire such 25% economic interest in the Adviser in or around the second quarter of 2026.

The Funds will include disclosure in the Definitive Proxy Statement regarding such expected timing, qualified by disclosure that such timing is not certain.

(ii)	Please supplementally explain why the Funds are seeking approval for the New Advisory Agreements at this time rather than seeking approval upon the occurrence of a Change of Control Event (and entering into an interim advisory agreement at such time if needed).

The Board of Trustees of the Funds, in consultation with management of the Funds, determined that it would be in the best interest of shareholders of the Funds to seek to obtain approval of the New Advisory Agreements at the 2025 annual meeting to avoid the need to hold a special shareholder meeting if the initial Change of Control Event occurs before the 2026 annual meeting and avoid the confusion that may result from multiple proxy solicitations and the entry into interim advisory agreements. Obtaining shareholder approval of the new advisory agreements at the 2025 annual meeting will provide the Adviser, the Funds and the markets certainty regarding the ownership plan for the Adviser and the continuity of management services for the Funds.

(iii)	Please provide legal analysis for seeking stockholder approval now for an event or events that may occur several years after such approval is received and for numerous changes of control that could occur. Such analysis should include compliance with Section 15(a) of the 1940 Act and whether shareholders will have sufficiently current information at the time of the vote on the proposal.

The Funds note that Section 15(a) does not specify a minimum or maximum time period prior to the entry into an advisory agreement upon which shareholder approval must occur. In addition, the Funds note that advisers undergoing changes of control routinely seek shareholder approval promptly upon entering into an agreement (such as a purchase agreement or merger agreement) that would result in a change of control occurring upon closing, even when the date of such closing is uncertain, is expected to occur many months after signing of the relevant agreement and/or is subject to other closing conditions (such as client approvals, approval by shareholders of the target or acquirer or regulatory approvals). As noted above, management of the Adviser currently expects the initial Change of Control Event to occur approximately one year after the receipt of shareholder approval at the 2025 shareholder meeting. Such a period of time is within the range of timelines between an adviser entering into an agreement related to a transaction that would result in a change of control and the closing of such seen in adviser acquisition transactions.

While the exact timing of the initial Change of Control Event is uncertain, the terms of the Adviser Ownership Plan are established by the Adviser Operating Agreement and are fully known at this time, including the identity of the selling control person, the identity of the group acquiring control and the terms upon which such acquisition will occur. The only information not known at this time is the exact timing, which as noted above is not uncommon in adviser acquisition transactions. Thus Fund shareholders will have all necessary information to vote on the proposal at the 2025 annual meeting, similar to other adviser acquisition transactions that close some period of time after the receipt of approval by fund shareholders.

Following shareholder approval at the 2025 annual meeting, the Funds will regularly disclose the terms of the Adviser Ownership Plan and that shareholders have approved the New Advisory Agreements in connection with Adviser Ownership Plan. Such disclosure will be included in all subsequent annual reports and semi-annual reports to shareholders and prospectuses until the completion of the Adviser Ownership Plan. As a result, all future investors in the Fund will do so on a fully informed basis, and can evaluate the Adviser Ownership Plan and shareholders’ approval of the New Advisory Agreements in making a decision to invest in the Funds.

With respect to subsequent Change of Control Events, the shareholder approval obtained at the 2025 annual meeting pursuant to the Definitive Proxy Statement would apply only to Change of Control Events that occur as a result of the operation of the Adviser Ownership Plan upon the terms described in the Definitive Proxy Statement. The Funds have conditioned such approval such that “if there is a change from the facts described in this Proxy Statement that is material to shareholders of the Funds in the context of a vote on an investment advisory agreement, any shareholder approval received at the Meeting would no longer be valid to approve future investment advisory agreements that would otherwise be approved in the event of subsequent Change of Control Events.”

The Funds note that there is precedent for funds seeking approval of multiple change of control events with uncertain timing arising from a series of gradual contemplated dispositions by a control person of the funds’ investment adviser. See, for example the definitive proxy statement filed by EQ Advisors Trust on January 22, 2019 (SEC Accession No. 0001193125-19-013885)

(iv)	Please provide a legal analysis for the date of the initial change of control being when NXG Cushing’s interest in the Adviser reaches 60% as opposed to some time before and provide a date when that would occur.

The 1940 Act defines “Assignment” to include “any direct or indirect transfer or hypothecation of a contract or chose in action by the assignor, or of a controlling block of the assignor’s outstanding voting securities by a security holder of the assignor.” The 1940 Act defines “Control” to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.” In addition, the 1940 Act establishes a presumption that any person who owns more than 25% of the voting securities of a company shall be presumed to control such company and that any person who does not so own more than 25% of the voting securities of any company shall be presumed not to control such company. The 1940 Act defines “Voting security” to mean “any security presently entitling the owner or holder thereof to vote for the election of directors of a company.” In the case of the Adviser, the Adviser is operated by its general partner and limited partners do not have voting rights. Accordingly, the Funds acknowledge that there may be an argument that NXG Cushing will acquire no voting securities until it acquires a 60% economic interest and becomes the General Partner, and thus an acquisition of a controlling block of voting securities would occur only upon the acquisition of a 60% economic interest by NXG Cushing.

Nonetheless, the Funds have determined to take a more conservative approach, and in acknowledgment that NXG Cushing may have a significant influence over the management or policies of the Adviser upon acquisition by NXG Cushing of a 25% economic interest in the Adviser, the Funds intend to treat the initial Change of Control Event as occurring when NXG Cushing acquires a 25% economic interest in the Adviser. In addition, the Adviser Operating Agreement requires the funds managed by the Adviser, including the Funds, to obtain approvals of new advisory agreements before the ownership interest of NXG Cushing may exceed 24.99%.

As noted above, while the definitive timing of such Change of Control Event is uncertain, management of the Adviser currently expects that NXG Cushing would acquire a 25% economic interest in the Adviser in or around the second quarter of 2026.

(v)	Please provide supplementally a copy of the agreement governing the Adviser Ownership Plan.

As noted above, the Adviser Ownership Plan is governed by the Adviser Operating Agreement, not by a separate agreement. The Funds have provided to the Staff supplementally excerpts of the relevant provisions of the Adviser Operating Agreement.

Comment 7	The Preliminary Proxy Statement discloses that “Shareholder approval will be deemed to apply to these future advisory agreements only if: (1) no single person or group acting together, other than the members of the Management Group, gains “control” (as defined in the 1940 Act) of NXG Cushing or the Adviser …” Please explain supplementally whether a person or group of persons could be added to the Management Group due to payment of consideration to allow them to become a controlling person and acquire a controlling interest in the Adviser without separate shareholder approval.

The Funds confirm that if any person or group were to become a member of the Management Group due to payment of consideration and were accordingly to gain control of NXG Cushing or the Adviser, shareholder approval obtained pursuant to the Proxy Statement would not apply.

Comment 8:	Under the heading “Will there be changes to the current Adviser, investment strategy or fee structure of my Fund?” in the Questions & Answers, the Preliminary Proxy Statement states that “Under each Fund’s New Advisory Agreement, the Adviser will continue to provide investment advisory services to the Fund under terms that are substantially similar in all respects to those of the existing investment advisory agreement …” What differences are anticipated in the terms of the agreements?

The Funds confirm that no differences, other than dates of the agreement and its expiration, are anticipated between the terms of the New Advisory Agreements relative to the terms of the existing investment advisory agreements. The Funds note that under the heading “Proposal #2—New Advisory Agreement” it is disclosed that “There are no material differences between the terms of each Fund’s New Advisory Agreement and the terms of each Fund’s prior investment advisory agreement.”

Comment 9:	Does the Adviser receive additional compensation from the Funds for non-advisory services, such as administrative services? Please disclose whether during the period that the pre-approvals of the new advisory agreements would apply, the Adviser intends to enter into any agreements to provide such services to the Funds.

The Adviser does not receive additional compensation from the Funds for any non-advisory services and has no present intention to enter into any such agreements with the Funds to provide such services. The Funds will add to the Definitive Proxy Statement disclosure that at no time prior to the final Change of Control Event pursuant to the Adviser Ownership Plan and for two years thereafter, no “unfair burden” (as defined in the 1940 Act) will be imposed on the Funds as a result of the transaction.

Comment 10:	In the Questions & Answers, under the heading “Who will bear the costs of proxy solicitation?” disclosure states that “The costs and expenses of soliciting proxies in connection with Proposal #1 will be borne by the Funds.” How will the costs of preparing the proxy statement be borne?

The Funds will revise disclosure in the Definitive Proxy Statement to clarify that costs and expenses associated the preparation of the proxy statement in connection with Proposal #1 will be borne by the Funds and costs and expenses associated the preparation of the proxy statement in connection with Proposal #2 will be borne by the Adviser.

Comment 11:	In the Questions & Answers, under the heading “Who will bear the costs of proxy solicitation?” please provide additional information regarding how costs of solicitation would be allocated between Proposal #1 and Proposal #2.

Proposal #1 is a routine proposal that typically requires minimal, if any solicitation. It is intended that costs and expenses of the preparation of the proxy statement and the solicitation of proxies in excess of the routine costs and expenses that have been borne by the Funds in connection with routine annual meeting proxy solicitations in prior years will be borne by the Adviser. The Funds will add disclosure to this effect in the Definitive Proxy Statement.

Comment 12:	Please confirm supplementally that the Adviser will not seek to recoup from the Fund proxy expenses allocated to the Adviser.

The Funds confirm that proxy expenses allocated to the Adviser are not subject to recoupment from the Funds.

Comment 13:	Please reconcile disclosure in the Questions & Answers under the heading “Who will bear the costs of proxy solicitation?” with disclosure under the heading “Additional Information—Proxy Solicitation.” Please also include disclosure under “Proposal #2—Board Considerations” regarding the Board’s consideration of the allocation of proxy expenses.

In the Definitive Proxy Statement, the Funds will revise disclosure under the heading “Additional Information—Proxy Solicitation” to align with disclosure under the heading “Who will bear the costs of proxy solicitation?” in the Questions & Answers, as modified as discussed in the responses to Comments 10 and 11 above.

The Funds will also make conforming changes under the heading “Proposal #2—Board Considerations—Costs and Expenses of the Transaction” to clarify that the Board considered (i) that the costs and expenses associated with the preparation of the proxy statement in connection with Proposal #2 and the solicitation of proxies in connection with Proposal #2 would be borne by the Adviser, and (ii) the manner in which such costs and expenses would be allocated.

Comment 14:	In the Questions & Answers, under the heading “How do you vote your shares?” please ensure that disclosure regarding the impact of broker non-votes is complete and consistent. Among other things, please disclose the impact of broker non-votes on the quorum and approval requirements for Proposal #2.

Broker non-votes occur when (i) instructions have not been received from the beneficial owner or the persons entitled to vote and (ii) the broker does not have discretionary voting power on a particular matter. The Funds will revise disclosure in the Definitive Proxy Statement to clarify that:

•	Proposal #1 is expected to be a “routine” matter and beneficial owners who do not provide proxy instructions or who do not return a proxy card may have their shares voted by broker-dealers in favor of the proposal.

•	Proposal #2 is not expected to be a “routine” matter and therefore a beneficial owner’s broker may not vote their shares unless you give instructions to your broker.

•	That in such case a “broker non-vote” may occur, and such broker non-votes would be considered present for purposes of quorum and have the same effect as a vote against Proposal #2.

Comment 15:	Under the heading “Proposal #1” please correct the numbering of the first two bullets.

The Funds will revise the first two bullets under the heading “Proposal #1” in the Definitive Proxy Statement.

Comment 16:	Under the heading “Proposal #2—Composition of the Board of Trustees” in the table showing the classes of trustees of each Fund, please make bold, or otherwise make more visible, those trustees who are up for re-election at the Annual Meeting.

The Funds will revise the table as requested in the Definitive Proxy Statement.

Comment 17:	Please correct the heading for Proposal #2.

The Funds will revise the heading for Proposal #2 in the Definitive Proxy Statement as “Proposal #2—Approval of New Advisory Agreements.”

Comment 18:	Please disclose when Mr. Swank retired or when his retirement is anticipated.

Mr. Swank has reduced his involvement in the day-to-day affairs of the Adviser, including by resigning as a Trustee of the Funds in 2023. However, until the implementation of the Adviser Ownership Plan, Mr. Swank remained the sole owner of the Adviser. The Adviser Ownership Plan, which commenced upon the execution of the Adviser Operating Agreement, effective as of June 6, 2024, is intended to result in Mr. Swank’s full withdrawal from the Adviser. When Mr. Swank’s ownership interest falls below 40%, he will cease to control the general partner of the Adviser, at which time he will become a passive minority owner of the Adviser until such time as his interest is reduced to zero through the operation of the Adviser Ownership Plan.

Comment 19:	Pursuant to Item 22(c)(2), state the name, address and principal occupation of each general partner of the Adviser. If the Adviser has more than ten general partners, name: (i) the general partners with the five largest economic interests in the partnership, and, if different, those general partners comprising the management or executive committee of the partnership or exercising similar authority; and (ii) the general partners with significant management responsibilities relating to the Funds.

Swank Capital is the sole general partner of the Adviser. The Funds will revise disclosure in the Definitive Proxy Statement to clarify that Swank Capital is the sole general partner and to include the address of Swank Capital.

Comment 20:	Provide the disclosure required by Item 22(c)(5).

The Fund respectfully submits that the information required by Item 22(c)(5) is set forth in the Preliminary Proxy Statement. Specifically:

•	Name each officer or director of the fund who is an officer, employee, director, general partner or shareholder of the investment adviser.

The Preliminary Proxy Statement includes biographical information for each officer and director of the Fund, which biographical information identifies those officers and directors who are officers or employees of the Adviser.

•	As to any officer or director who is not a director or general partner of the investment adviser and who owns securities or has any other material direct or indirect interest in the investment adviser or any other person controlling, controlled by or under common control with the investment adviser, describe the nature of such interest.

The interest of those officers and directors of the Fund who are members of Management Group, John Musgrave and Blake Nelson, are disclosed in the discussion of NXG Cushing and the Management Group. To clarify this, the Funds will revise disclosure in the Definitive Proxy Statement as follows:

“The members of the Management Group are John Musgrave, Chief Executive Officer of the Adviser and Trustee, CEO and President of each Fund, Blake Nelson, Chief Financial Officer of the Adviser and Chief Financial Officer and Treasurer of each Fund, and Todd Sunderland, Chief Risk Officer, Chief Operation Officer and Portfolio Manager of the Adviser.”

Comment 21:	Under the heading “Proposal #2—New Advisory Agreement—Compensation,” the Preliminary Proxy Statement states that “[e]ach Fund’s New Advisory Agreement does not result in any change in the Fund’s advisory fee rate.” Will the New Advisory Agreements include a waiver similar to the current advisory fee waiver? If not, please explain how the new agreements will not result in an increase in the Fund’s advisory fees.

The Funds will add disclosure to the Definitive Proxy Statement that if the New Advisory Agreements are entered into prior to the expiration of the current advisory fee waivers for the Funds, which expire on February 1, 2026, the advisory fee waivers will continue in effect until their expiration date under the New Advisory Agreements. In addition, if following the expiration of the current advisory fee waivers, a Fund has entered into a subsequent contractual fee waiver that is in effect at the time such Fund enters into a New Advisory Agreement, such contractual fee waiver will continue in effect until its expiration date under the New Advisory Agreement.

Comment 22:	Under the heading “Proposal #2—Board Considerations” it states that “[t]he Adviser does not intend to propose changes to the Funds’ respective investment objectives, strategies or restrictions in connection with the Change of Control Event.” Please revise to refer to “any” Change of Control Event here and where applicable throughout the Proxy Statement.

The Funds will make such revisions as applicable throughout the Definitive Proxy Statement.

Comment 23:	Under the heading “Proposal #2—Board Considerations,” did the Board consider how the proxy costs and expenses would be allocated with respect to preparation of the poxy statement and solicitation of proxies? Did the board consider whether the Adviser could recoup from the Funds expenses allocated to the Adviser?

As noted in the response to Comment 13 above, the Funds will also make conforming changes under the heading “Proposal #2—Board Considerations—Costs and Expenses of the Transaction” to clarify that the Board considered that the costs and expenses associated with the preparation of the proxy statement in connection with Proposal #2 and the solicitation of proxies in connection with Proposal #2 would be borne by the Adviser.

As noted in the response to Comment 12 above, the Funds confirm that proxy expenses allocated to the Adviser are not subject to recoupment from the Funds.

Comment 24:	Under the heading “Proposal #2—Section 15(f) of the 1940 Act,” please disclose that the Adviser will comply with the unfair burden conditions.

The Funds note that under the heading “Proposal #2—Section 15(f) of the 1940 Act” it states that “[t]he Board has been advised that the Adviser expects to comply with the requirements of Section 15(f) of the 1940 Act in connection with any Change of Control Event pursuant to the Adviser Ownership Plan.”

In addition, as noted in the response to Comment 9 above, the Funds will add to the Definitive Proxy Statement disclosure that at no time prior to the final Change of Control Event pursuant to the Adviser Ownership Plan and for two years thereafter, no “unfair burden” (as defined in the 1940 Act) will be imposed on the Funds as a result of the transaction.

Comment 25:	Under the heading “Additional Information—Further Information About Voting and the Annual Meeting” please compare and revise as applicable the information regarding broker non-votes.

See the response to Comment 14 above. The Funds will make consistent changes under the heading “Additional Information—Further Information About Voting and the Annual Meeting” in the Definitive Proxy Statement.

Comment 26:	With respect to broker non-votes, please explain supplementally how they are considered present for quorum purposes.

A broker non-vote arises when a broker is able to vote in their discretion without instructions from the beneficial owner on a “routine” matter but is unable to do so with respect to a “non-routine” matter. In the case of the Funds, a broker non-vote would occur if a broker did not receive instructions from the beneficial owner and could therefore vote in favor of Proposal #1 but could not vote on Proposal #2. Such broker would return a proxy card voting only on Proposal #1. The shares represented by such proxy card would be considered present at the meeting, and therefore would count toward the calculation of a quorum.

Comment 27:	Under the heading “Additional Information—Discretionary Voting” please compare and revise as applicable the information regarding broker non-votes.

See the response to Comment 14 above. The Funds will make consistent changes under the heading “Additional Information—Discretionary Voting” in the Definitive Proxy Statement.

Comment 28:	Under the heading “Additional Information—Proxy Solicitation,” please include disclosure regarding the anticipated costs of the proxy solicitation.

The Funds will include the requested disclosure in the Definitive Proxy Statement.

Comment 29:	Supplementally address whether the Funds, the Adviser or any of the Funds’ affiliates have entered into a standstill agreement with respect to the Funds with any third party.

No standstill agreements with respect to the Funds with any third party have been entered into by the Funds, the Adviser or any of the Funds’ affiliates.

Comment 30:	Please confirm that the final proxy card will comply with the requirements of Rule 14a-4.

The Funds confirm that the final proxy card will comply with the requirements of Rule 14a-4.

Comment 31:	Please confirm that the Preliminary Proxy Statement filed by each Fund is identical other than its facing page. Note that all comments apply to both Funds.

The Funds confirm that the Preliminary Proxy Statement filed by each Fund is identical other than its facing page and acknowledge that all comments apply to both Funds.

***

Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy

cc:	Blake Nelson Chief Financial Officer and Treasurer of each Fund